As filed with the Securities and Exchange Commission on June 24, 2003
                                            Securities Act File No. 333-101393
                                     Investment Company Act File No. 811-07634
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                   FORM N-14

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                          / / PRE-EFFECTIVE AMENDMENT NO.

                        /x/ POST-EFFECTIVE AMENDMENT NO. 1
                       (CHECK APPROPRIATE BOX OR BOXES)
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                        CORPORATE HIGH YIELD FUND, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
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                                (609) 282-2800
                       (AREA CODE AND TELEPHONE NUMBER)
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                            800 SCUDDERS MILL ROAD
                         PLAINSBORO, NEW JERSEY 08536
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:
                    NUMBER, STREET, CITY, STATE, ZIP CODE)
                              ------------------

                                TERRY K. GLENN
                        CORPORATE HIGH YIELD FUND, INC.
             800 SCUDDERS MILL ROAD, PLAINSBORO, NEW JERSEY 08536
       MAILING ADDRESS: P.O. BOX 9011, PRINCETON, NEW JERSEY 08543-9011
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)
                              ------------------

                                  Copies To:

      FRANK P. BRUNO, ESQ.                       ANDREW J. DONOHUE, ESQ.
SIDLEY AUSTIN BROWN & WOOD LLP                FUND ASSET MANAGEMENT, L.P.
      787 SEVENTH AVENUE                             P.O. BOX 9011
   NEW YORK, NY 10019-6018                       PRINCETON, NJ 08543



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This amendment consists of the following:

(1) Facing Sheet of the Registration Statement.
(2) Part C of the Registration Statement (including signature page).

         The Proxy Statement and Prospectus are incorporated by reference from Pre-Effective Amendment No. 2 to this Registration Statement (File No. 333-101393) filed on December 31, 2002.

         This amendment is being filed in order to file as Exhibit 12 to this Registration Statement, the tax opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant.


                                      2
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                                    PART C

                               OTHER INFORMATION

Item 15.  Indemnification.

         Reference is made to Section 2-418 of the General Corporation Law of the State of Maryland, Article VI of the Registrant's Articles of Incorporation, which was previously filed as Exhibit 1 to the N-14 Registration Statement (defined below), Article VI of the Registrant's By-Laws, which was previously filed as Exhibit 2 to the N-14 Registration Statement, and Article IV of the Investment Advisory Agreement, a form of which was previously filed as Exhibit 6(a) to the N-14 Registration Statement, which provide for indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be provided to directors, officers and controlling persons of the Registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         Reference is made to Section 6 of the Purchase Agreement relating to the Registrant's common stock, a form of which was filed as Exhibit 7(a) to Pre-Effective Amendment No. 2 to the N-14 Registration Statement, for provisions relating to the indemnification of the Underwriter.

Item 16.  Exhibits.

1             --  Articles of Incorporation of the Registrant, filed on April 15, 1993.(a)
2             --  By-Laws of the Registrant.(a)
3             --  Not applicable.
4             --  Form of Agreement and Plan of  Reorganization  between the Registrant and Corporate High Yield Fund
                  II, Inc. (included in Exhibit II to the Joint Proxy Statement and Prospectus  contained in the N-14
                  Registration Statement).
5(a)          --  Copies of instruments defining the rights of stockholders, including the relevant portions of the
                  Articles of Incorporation and the By-Laws of the Registrant.(b)
 (b)          --  Form of specimen certificate for the common stock of the Registrant.(c)
6(a)          --  Form of Investment Advisory Agreement between Registrant and Fund Asset Management, L.P. ("FAM" or the "Investment Adviser").(a)


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 (b)          --  Form of Sub-Advisory  Agreement  between FAM and Merrill Lynch Asset Management U.K. Limited ("MLAM
                  U.K.").(a)
7(a)          --  Form of Purchase Agreement between the Registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated
                  ("Merrill Lynch").(c)
 (b)          --  Form of Merrill Lynch Standard Dealer Agreement.(c)
8             --  Not applicable.
9             --  Custodian Agreement between the Registrant and JPMorgan Chase Bank ("JPMorgan").(d)
10            --  Not applicable.
11            --  Opinion and consent of Sidley Austin Brown & Wood LLP, counsel for the Registrant.(c)
12            --  Tax Opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant.
13(a)         --  Form of Registrar,  Transfer  Agency and Service  Agreement  between the  Registrant and EquiServe,
                  L.P.(c)
  (b)         --  Form of Administrative Services Agreement between the Registrant and State Street Bank and Trust Company.(e)
14(a)         --  Consent of Deloitte & Touche LLP, independent auditors for the Registrant.(c)
  (b)         --  Consent of Deloitte & Touche LLP, independent auditors for Corporate High Yield Fund II, Inc.(c)
15            --  Not applicable.
16            --  Not applicable.
17            --  Code of Ethics.(f)

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


(a) Refiled on November 22, 2002, as an Exhibit to the Registrant's Registration Statement on Form N-14 (File No. 333-101393) (the "N-14 Registration Statement") pursuant to Electronic Data Gathering, Analysis and Retrieval ("EDGAR") requirements.

(b)      Reference is made to Article V, Article VI (sections 2, 3, 4, 5 and
         6), Article VII, Article VIII, Article X, Article XI, Article XII and
         Article XIII of the Registrant's Articles of Incorporation, previously filed as Exhibit 1(a) to the N-14 Registration Statement, and to Article II, Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant's By-Laws previously filed as Exhibit 2 to the N-14 Registration Statement.

(c) Filed on December 31, 2002 as an exhibit to Pre-Effective Amendment No. 2 to the N-14 Registration Statement.

(d) Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A of Mercury Global Holdings, Inc. (File No. 2-9834), filed on March 28, 2002.

(e) Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775) filed on March 20, 2001.

(f) Incorporated by reference to Exhibit 15 to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A of Merrill Lynch Multi-State Limited Maturity Municipal Series Trust (File No. 33-50417), filed on November 22, 2000.

Item 17.  Undertakings.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.


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                                  SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 24th day of June, 2003.

                             CORPORATE HIGH YIELD FUND, INC.
                                      (Registrant)


                              By:  /s/ DONALD C. BURKE
                              -----------------------------------------------
                              (Donald C. Burke, Vice President and Treasurer)

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   Signatures                                 Title                                  Date
                   ----------                                 -----                                  ----

                TERRY K. GLENN*
        ------------------------------            President (Principal Executive
                (Terry K. Glenn)                        Officer) and Director



                DONALD C. BURKE*                   Vice President and Treasurer
        ------------------------------         (Principal Financial and Accounting
               (Donald C. Burke)                              Officer)

               JAMES H. BODURTHA*
        ------------------------------
              (James H. Bodurtha)                             Director

                  JOE GRILLS*
        ------------------------------
                  (Joe Grills)                                Director

               HERBERT I. LONDON*
        ------------------------------
              (Herbert I. London)                             Director

                ANDRE F. PEROLD*
        ------------------------------
               (Andre F. Perold)                              Director

              ROBERTA COOPER RAMO*
        ------------------------------
             (Roberta Cooper Ramo)                            Director

            ROBERT S. SALOMON, JR.*
        ------------------------------
            (Robert S. Salomon, Jr.)                          Director

              STEPHEN B. SWENSRUD*
        ------------------------------
             (Stephen B. Swensrud)                            Director

            *By: /s/ DONALD C. BURKE                                                                 June 24, 2003
        ------------------------------
      (Donald C. Burke, Attorney-in-Fact)



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                                 EXHIBIT INDEX

Description

12   -   Tax Opinion of Sidley Austin Brown & Wood LLP, tax counsel for the
         Registrant.